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[Wilson Sonsini Goodrich & Rosati Letterhead]	8911 Capital of Texas Hwy. North Westech 360, Suite 3350 Austin, TX 78759-8497 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

January 19, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Daniel F. Duchovny, Attorney-Advisor
Abby Adams, Special Counsel

Re:
Neon Systems, Inc.
Schedule 14D-9 filed December 20, 2005
Schedule 14D-9C filed December 21, 2005
Schedule 14D-9 filed December 29, 2005
Schedules 14D-9/A filed January 4 and 11, 2006
File No. 005-57737

Dear Mr. Duchovny and Ms. Adams:

        On behalf of NEON Systems, Inc. (the "Company" or "NEON"), we submit this letter in response to the comment letter dated January 12, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the above-referenced Schedules 14D-9 relating to the tender offer (the "Offer") by Noble Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Progress Software Corporation, a Delaware corporation (the "Schedules 14D-9"). For ease of reference, we have reproduced the comment set forth in the Comment Letter in its entirety with the response of the Company following immediately thereafter. All capitalized terms not defined herein shall have the definitions ascribed to them in the Schedule 14D-9 filed on December 20, 2005.

        Please be advised that contemporaneously with the transmission of this letter, the Company has filed with the Commission Amendment No. 3 to Schedule 14D-9 that effects the amendment described in our response below (the "Amendment").

Schedule 14D-9 filed December 20, 2005

Forward-Looking Statements

Comment:

1.
We note in the joint press release dated December 20 (and in several other documents relating to the tender offer in the above-mentioned schedule and subsequent filings) that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer. In addition, please delete references to those protections in the section captioned "Forward Looking Statements" on page 17 of the Schedule 14D-9.

Response:

        The Company confirms that it will avoid making reference to the Private Securities Litigation Reform Act of 1995 in connection with all future communications regarding the Offer. In addition, the Amendment amends and restates the last paragraph of Item 8 captioned "Forward Looking Statements" to delete the reference to the Private Securities Litigation Reform Act of 1995.

Comment:

2.
We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Response:

        The Company confirms, and has confirmed with the bidders, that they will avoid using this disclaimer.

Schedule 14D-9 Filed December 29, 2005

Past Contracts, Transactions—Arrangements with Executive Officers, page 2

Comment:

3.
Please provide a breakdown of the payment to be received by each director and executive officer in connection with their tender of shares and shares underlying in-the-money options.

Response:

        The Amendment amends the first and second paragraphs under the above-referenced heading to add a breakdown of the payments to be received by each director and executive officer of the Company in connection with their tender of shares and shares underlying in-the-money options.

The Solicitation or Recommendation—Solicitation/Recommendation, page 4

Comment:

4.
We note in clause (ii) of the first paragraph of this section that your board approved, among other documents, the Voting and Tender Agreements. Given that Neon Systems does not appear to be a party to this agreement, please explain why your board approved it.

Response:

        The Board of Directors of the Company considered the Voting and Tender Agreement to be an integral part of the analysis of its fiduciary duties to the Company and its stockholders. In addition, it is an exhibit to the Agreement and Plan of Merger dated December 19, 2005. Therefore, the Board considered and approved the form of Voting and Tender Agreement, even though the Company is not a party to those agreements.

The Solicitation or Recommendation—Background, page 4

Comment:

5.
Please disclose the terms of the oral unsolicited indication of interest received in August 2005. Also, describe the result of the indication of interest. Did it become an offer? Did it become the offer received from a third party in November 2005?

Response:

        The Amendment discloses the terms of the oral unsolicited indication of interest received in August 2005, and further clarifies that the same party that made the oral indication of interest was the third party that made the written offer in November 2005 at $6.00 per share.

Comment:

6.
We note that your board instructed Jefferies Broadview to conduct a market check. Please expand your disclosure to describe what results were obtained by Jefferies Broadview.

Response:

        The Amendment describes the results that were obtained by Jefferies Broadview in connection with their market check.

Comment:

7.
With respect to the third party offerer who refused to increase its offer of $6.00 per shares, please disclose, to the extent you know, the reason for such refusal.

Response:

        The Company was given no reason for such third party offerer's refusal to increase their offer, other than they were not willing to pay more than $6.00 per share. The Amendment describes the refusal in further detail, indicating that they agreed orally to eliminate any potential adjustments to the purchase price, subject to the completion of their due diligence.

Comment:

8.
Generally revise your disclosure to describe specifically the types of issues discussed during the negotiations of the parties. We note, for example, that on December 2 your board of directors discussed "significant open issues" and that during the week of December 12, the parties discussed "certain" outstanding issues.

Response:

        The Amendment revises the Company's disclosure to describe specifically the types of issues discussed during the negotiations of the parties.

The Solicitation or Recommendation—Reasons for Recommendation, page 7

Comment:

9.
Please expand your disclosure of the factors considered by your board of directors in reaching its conclusion to recommend the transaction to explain how each factor supported or undermined the final conclusion. For example, in the first bullet point, what was the result of the board's review of your prospects as an independent company? What were the risks associated with such a plan? Did that review support or undermine the board's recommendation? What was the board's conclusion as a result of the actions described in the second bullet point? What is board's basis for concluding that the terms of the offer and merger are fair to your security holders? What effect did the fact that the proceeds would be taxable to your security holders have on the board's analysis?

Response:

        The Amendment expands the Company's disclosure of the factors considered by the Company's Board of Directors in reaching its conclusion to approve the Merger Agreement and to recommend the Offer and to explain how each factor supported or undermined the final conclusion.

The Solicitation or Recommendation—Opinion of Neon's Financial Advisor, page 9

Comment:

10.
Please provide us a copy of Jefferies Broadview's report to your board of directors supplementally.

Response:

        Jefferies Broadview will provide supplementally to the Staff a copy of Jefferies Broadview's report to the Board of Directors of the Company.

Comment:

11.
With respect to the Neon Stock Performance analyses, disclose the data obtained by Jefferies Broadview in its analysis. If this data was not included in the presentation to your board, disclose so and explain what benefit your board obtained from this analysis.

Response:

        The Amendment discloses the data obtained by Jefferies Broadview in its analysis, and that such data was presented to the Board of Directors of the Company in graphical format. Please see the report provided supplementally in response to Comment 10 of the Comment Letter for such graphical presentation.

Comment:

12.
With respect to the Public Company Comparables Analysis and the Transaction Comparables Analysis, we note that Jefferies Broadview adjusted certain ratios "when appropriate." Please explain circumstances when this adjustment would be necessary and the effect of the adjustment on the results obtained in each analysis.

Response:

        For purposes of this analysis, as well as other analyses, in accordance with commonly accepted financial valuation guidelines, equity market capitalization was adjusted for cash and debt to calculate Total Enterprise Value ("TEV") in all circumstances when TEV was required to calculate certain ratios. Specifically, TEV is used for the calculations of multiples of Revenue and Earnings Before Interest and Taxes ("EBIT").

Comment:

13.
With respect to the Present Value of Projected Per Share Analysis, we note that your disclosure is limited to a single result. Please disclose the data underlying this analysis' result. Also, explain the effect on

  Jefferies Broadview's conclusion of this analysis' result being higher than the consideration being offered to your security holders.

Response:

        The analysis was done based on the median TTM P/E ratio of the Company's public company comparables (34.08x), the Company's projected earnings per share for the twelve months ended December 31, 2006 ($0.27), and the discount rate calculated based on the Capital Asset Pricing Model using the median capital-structure adjusted beta for the Company's public company comparables (35.43%).

        The Amendment includes disclosure of the data underlying the analysis of the implied share prices for the Company.

        Certain portions of the calculated range are higher than the offer price per share. However, Jefferies Broadview notes that preparation of a fairness opinion is a complex process involving determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis without considering the analysis as a whole could create an incomplete view of the processes underlying the opinion of Jefferies Broadview. Therefore, we believe the disclosure included in the seventh paragraph under "Item 4. The Solicitation or Recommendation—Opinion of NEON's Financial Advisor" explains the effect on Jefferies' Broadview's conclusions of the various analyses performed.

Comment:

14.
Please quantify the compensation paid to Jefferies Broadview by the company, the bidders and their respective affiliates during the past two years. Refer to Item 1011(b) of Regulation M-A.

Response:

        The Amendment quantifies the compensation paid to Jefferies Broadview by the Company, the bidders and their respective affiliates during the past two years, consistent with Item 1011(b) of Regulation M-A.

Other Matters

        Please note that the acknowledgment of the Company requested in the Comment Letter is attached hereto as Appendix A. If you need additional copies or have any questions or additional comments regarding the information referred to herein, please do not hesitate to call me at (512) 338-5400.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/S/ PAUL TOBIAS Paul Tobias
cc:
Mark Cresswell, President and Chief Executive Officer, NEON Systems, Inc.
Brian D. Helman, Chief Financial Officer, NEON Systems, Inc.
Shelby R. Fike, Vice President and General Counsel, NEON Systems, Inc.

Appendix A

Acknowledgement of CEO and CFO

        Mark Cresswell, the President and Chief Executive Officer of NEON Systems, Inc. (the "Company"), and Brian D. Helman, the Chief Financial Officer of the Company, hereby acknowledge and confirm that:

  •
  the company is responsible for the adequacy and accuracy of the disclosure in the Schedules 14D-9C filed on December 20, 2005 and December 21, 2005, the Schedule 14D-9 filed December 29, 2005 and the Schedules 14D-9/A files on January 4 and 11, 2006;

  •
  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ MARK CRESSWELL
Name:	Mark Cresswell
Title:	President and Chief Executive Officer
By:	/s/ BRIAN D. HELMAN
Name:	Brian D. Helman
Title:	Chief Financial Officer

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Appendix A